CUSIP No. 204037105 	                     13D Page	1 of 4 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

                      John Sheldon Clark
                      S.S. # ###-##-####

 2  CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP:
                      NO GROUP

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*: PF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 18 REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e):
                                        NO CHECK

 6  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PER-
    SON WITH AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 7  SOLE VOTING POWER:  532,268 shares

 8  SHARED VOTING POWER:  NONE

 9  SOLE DISPOSITIVE POWER: 532,268 shares

10  SHARED DISPOSITIVE POWER: NONE

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            532,268 shares

12  CHECK BOX if THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*
                NONE

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.0%

14  TYPE OF REPORTING PERSON*

                IN








                                       13-D   Page 2 of 4 pages.

   Item 1.   Security and Issuer.

            The title of the class of equity securities to which this statement relates is Common stock of Community Savings
   Bankshares, Inc. (the Company). The address of the principal executive office of the Company is 660 U.S. Highway 1, North Palm Beach, Florida 33408.

   Item 2.   Identity and Background.

           The name, address and background of the Person filing this statement is as follows:

               (a)  John Sheldon Clark

               (b)  Residence address: 6102 East Mockingbird,
                       #622, Dallas, Texas 75214

               (c)  Office address: 430 Park Avenue, Suite 1800,
                       New York, NY 10022

               (d)  Present principal occupation:
                       individual investor.

               (e) Report Person, during the last five years, has not been convicted in a criminal Proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a Judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The reporting person is a citizen of the United
                      States.

Item 3.    Source and Amount of Funds or Other Consideration.

           The source of funds used or to be used in making purchases of securities is personal funds of John Sheldon Clark and personal funds of his wife, Marguerite J. Clark, Trust funds and Found-ation funds; no part of the consideration obtained for the purpose of acquiring, holding, trading or voting the securities is or will be borrowed. The total consideration for the 532,268 shares acquired personally to date by Mr. Clark is $5,708,211.90. To date, personal funds of Marguerite J. Clark were used to purchase 75,044 shares, Trust funds in the three Trusts under the Will of Charles M. Clark, Jr. were used to acquire 101,928 shares. And Foundation funds were used to acquire 66,979 shares.









                                       13-D   Page 3 of 4 pages.

Item 4.     Purpose of Transaction.

           The acquisition of Common Stock to which this statement relates has been made for investment. Mr. Clark will continuously evaluate the business, financial conditions and prospects of the Company, as well as conditions in the economy and the banking industry in general, with a view toward determining whether to hold, decrease or add to his investment in Common Stock.

Item 5.    Interest in Securities of the Issuer.

          The Company has reported 10,548,884 shares issued and outstanding for the period ended December 31, 1998.

           (a) (1) Mr. Clark personally owns 288,317 shares of
Common Stock.

           (a) (2) Mr. Clark is Trustee of three Trusts entitled "Trust under the Will of Charles M. Clark, Jr." and said Trusts own 101,928 shares of Common Stock. As Trustee, he is empowered to buy and sell shares for these Trusts and to vote said shares. However, Mr. Clark does not own the shares; the Trusts own the shares.

           (a) (3) Mrs. Marguerite J. Clark personally owns 75,044 shares of Common Stock. Mr. Clark is the husband of Mrs. Clark and has a beneficial interest in Mrs. Clark's 75,044 shares.

           (a) (4) Mr. Clark is President of the Clark Family Found-ation which owns 66,979 shares of the common stock. He is empowered to buy, sell and vote the shares for the Foundation. However, Mr. Clark does not own said shares, the Foundation owns them.

           (b) Therefore, Mr. Clark is empowered to vote 532,268 shares.

           (c) During the 60 days preceding the filing of this report:

(1)  Mr. Clark purchased in his own name:

                    03/25/99 2,500 shs. at $ 12.38 per sh.
     	            03/30/99 6,000 shs. at $ 12.38 per sh.
                    04/06/99 5,000 shs. at $ 12.13 per sh.
                    04/07/99 5,000 shs. at $ 12.13 per sh.
                    04/09/99 2,250 shs. at $ 11.94 per sh.
                    05/04/99 5,000 shs. at $ 12.38 per sh.
                    05/05/99 5,000 shs. at $ 12.38 per sh.

(2) Mrs. Clark purchased in her own name:

                    04/08/99 5,000 shs. at $ 12.06 per sh.








                                        13-D   Page 4 of 4 pages.


(3) As trustee Mr. Clark purchased for the trusts:

                    03/16/99  5,000 shs. at $ 12.50 per sh.
                    03/25/99  5,000 shs. at $ 12.38 per sh.
                    03/31/99  7,500 shs. at $ 12.38 per sh.
                    04/01/99 20,000 shs. at $ 12.38 per sh.
                    04/05/99  5,000 shs. at $ 12.38 per sh.
                    04/07/99  5,000 shs. at $ 12.13 per sh.
                    04/09/99  2,250 shs. at $ 11.94 per sh.


           (d) No person other than John Sheldon Clark, Mrs.
Marguerite J. Clark, The Clark Family Foundation, and the three Trusts identified above has any right to receive nor the power to direct the receipt of dividends from or the proceeds from the sale of the shares of the Common Stock beneficially owned by Mr. Clark,

          (e) Not applicable.


 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Clark and any person with respect to any securities of the Company.

 Item 7. Material to be Filed as Exhibits.

         No exhibits.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


____________________              ________________________________
Date                                       John Sheldon Clark